

December 4, 2014

VIA E-Mail
Ms. Amy Lau
Interim Chief Financial Officer
Prime Acquisition Corporation
No. 322, Zhongshan East Road
Shijiazhuang, Hebei Province, 050011
People's Republic of China

    Re: Prime Acquisition Corporation
            Form 20-F for the year ended December 31, 2013
            Filed on September 8, 2014
            File No. 001-35105

Dear Ms. Amy Lau:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jennifer Monick

                                Jennifer Monick
                                Senior Staff Accountant